                                               Filed Pursuant to Rule 424(b)(5)
                                               Registration No. 333-45533

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 25, 1998)

                                   495,663 SHARES
                        EQUITY RESIDENTIAL PROPERTIES TRUST
                        COMMON SHARES OF BENEFICIAL INTEREST

                                  ----------------

          Equity Residential Properties Trust (the "Company") is a Maryland real estate investment trust ("REIT") which, as of March 12, 1998, owned or had interests in a portfolio of 499 multifamily properties (individually a "Property" and collectively the "Properties") containing 142,500 apartment units and managed 9,295 additional units owned by affiliated entities. The Company is the largest owner of multifamily properties in the United States (based on the number of apartment units owned), with Properties located in 35 states.

          All of the common shares of beneficial interest of the Company, $.01 par value per share (the "Common Shares"), offered hereby are being offered by the Company (the "Offering"). EVEREN Securities, Inc. (the "Underwriter") has agreed to purchase the Common Shares from the Company at a price of $47.9156 per Common Share, resulting in aggregate proceeds to the Company of $23,749,990 before payment of expenses by the Company estimated at $50,000. The Underwriter intends to sell the Common Shares to the sponsor of a newly-formed unit investment trust (the "Trust") at an aggregate purchase price of $24,175,003, resulting in an aggregate underwriting discount of $425,013. The sponsor intends to deposit the Common Shares into the Trust in exchange for units in the Trust. The units of the Trust will be sold to investors based upon the net asset value of the securities in the Trust. For purposes of this calculation, the value of the Common Shares on March 25, 1998 was $50.4375 per Common Share. The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

          To ensure that the Company qualifies as a REIT, transfer of the Common Shares is restricted and ownership by any person is limited to 5% of the lesser of the number or value of the Company's outstanding shares of beneficial interest, subject to certain exceptions. See "Description of Shares of Beneficial Interest--Restrictions on Transfer" in the accompanying Prospectus.

          The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "EQR." On March 25, 1998, the last reported sale price of the Common Shares on the NYSE was $50.4375 per share. See "Price Range of Common Shares and Distributions."


      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
          AND EXCHANGE COMMISSION  NOR HAS THE COMMISSION PASSED UPON THE
             ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
               PROSPECTUS TO WHICH  IT RELATES.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ----------------------------

          The Common Shares are offered by the Underwriter subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriter and to certain further conditions. It is expected that delivery of the Common Shares will be made to the Underwriter through the facilities of the Depository Trust Company, New York, New York, on or about March 30, 1998.

                          ----------------------------

                              EVEREN SECURITIES, INC.

                          ----------------------------


                                   March 25, 1998

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES, INCLUDING PURCHASES OF THE COMMON SHARES, THE SERIES E PREFERRED SHARES (DEFINED BELOW) OR THE SERIES G PREFERRED SHARES (DEFINED BELOW) TO STABILIZE THEIR MARKET PRICES AND PURCHASES OF COMMON SHARES TO COVER SOME OR ALL OF A SHORT POSITION AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

THE FOLLOWING INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR INCORPORATED THEREIN BY REFERENCE. AS USED HEREIN, THE TERM "COMPANY" INCLUDES EQUITY RESIDENTIAL PROPERTIES TRUST ("EQR") AND THOSE ENTITIES OWNED OR CONTROLLED BY IT (COLLECTIVELY, THE "SUBSIDIARIES"), AS THE SURVIVOR OF THE MERGERS BETWEEN EQR AND EACH OF WELLSFORD RESIDENTIAL PROPERTY TRUST ("WELLSFORD") AND EVANS WITHYCOMBE RESIDENTIAL, INC. ("EWR") AND EACH OF EQR, WELLSFORD AND EWR AS PREDECESSORS TO THE COMPANY, UNLESS THE CONTEXT INDICATES OTHERWISE.

                                    THE COMPANY

GENERAL

          Equity Residential Properties Trust, one of the largest publicly traded REITs (based on the aggregate market value of its outstanding equity
capitalization), is a self-administered and self-managed equity REIT.   EQR
was organized in March 1993 and commenced operations as a publicly traded company on August 18, 1993 upon completion of its initial public offering (the "EQR IPO"). EQR was formed to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Samuel Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the acquisition, ownership and operation of multifamily properties since 1969. In May 1997, EQR completed the acquisition of the multifamily property business of Wellsford through the tax free merger of EQR and Wellsford. In December 1997, EQR completed the acquisition of the multifamily property business of EWR through the tax free merger of EQR and EWR. The Company's senior executives average over 24 years of experience in the multifamily property business.

          As of March 12, 1998, the Company owned or had interests in a portfolio of 499 Properties containing 142,500 apartment units and managed 9,295 additional units owned by affiliated entities. Since the EQR IPO, at which time EQR owned 69 Properties, and through March 12, 1998 the Company has acquired, directly or indirectly, interests in an additional 450 Properties containing 126,316 units for a total purchase price of approximately $6.9 billion, including the assumption of approximately $2.0 billion of mortgage indebtedness and unsecured notes. Since the EQR IPO and through March 12, 1998, the Company disposed of 20 of its Properties and a portion of one of its Properties, containing an aggregate of 5,541 units, and a vacant land parcel for a total sales price of approximately $146.5 million and the release of mortgage indebtedness in the amount of approximately $20.5 million. The Company's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 of the Properties consists solely of investments in partnership interests and subordinated mortgages collateralized by such Properties. At March 10, 1998, the Properties had an average occupancy rate of approximately 95%. As of March 12, 1998, the Properties were located throughout the United States in the following 35 states: Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, Ohio, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and Wisconsin.

          The Company is the largest owner of multifamily properties in the United States (based on the number of apartment units owned). All of the Company's interests in the Properties are held or controlled directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, ERP Operating Limited Partnership (the "Operating Partnership"). The Operating Partnership currently has eight classes of limited partnership interests outstanding: (i) partnership interests ("OP Units"), which may be exchanged by the holders thereof for either Common Shares on a one-for-one basis or, at the Company's option, cash; (ii) 9 3/8% Series A Cumulative Redeemable Preference Units ("9 3/8% Series A Preference Units"); (iii) 9 1/8% Series B Cumulative Redeemable Preference Units ("9 1/8% Series B Preference Units"); (iv) 9 1/8% Series C Cumulative Redeemable Preference Units ("9 1/8% Series C Preference Units");
(v) 8.60% Series D Cumulative Redeemable Preference Units ("8.60% Series D Preference Units"); (vi) Series E Cumulative Convertible Preference Units ("Series E Preference Units"); (vii) 9.65% Series F Cumulative Redeemable Preference Units ("9.65% Series F Preference Units"), and (viii) 7 1/4% Series G Convertible Cumulative Preference Units ("7 1/4% Series G

Preference Units"). The 9 3/8% Series A Preference Units, the 9 1/8% Series B Preference Units, the 9 1/8% Series C Preference Units, the 8.60% Series D Preference Units, the Series E Preference Units, the 9.65% Series F Preference Units and the 7 1/4% Series G Preference Units are owned by the Company and mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidating preference amount of the Company's 9 3/8% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series A Preferred Shares"), the Company's 9 1/8% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series B Preferred Shares"), the Company's 9 1/8% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series C Preferred Shares"), the Company's 8.60% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series D Preferred Shares"), the Company's Series E Cumulative Convertible Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series E Preferred Shares"), the Company's 9.65% Series F Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series F Preferred Shares"), and the Company's 7 1/4% Series G Convertible Cumulative Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series G Preferred Shares" and, collectively with the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares and the Series F Preferred Shares, the "Outstanding Preferred Shares"), respectively. The Company controls the Operating Partnership as the sole general partner and, as of March 13, 1998, owned approximately 91% of all of the Operating Partnership's outstanding partnership interests, excluding the 9 3/8% Series A Preference Units, the 9 1/8% Series B Preference Units, the 9 1/8% Series C Preference Units, the 8.60% Series D Preference Units, the Series E Preference Units, the 9.65% Series F Preference Units and the 7 1/4% Series G Preference Units. It is the Company's policy that EQR shall not incur indebtedness other than short-term trade, employee compensation, dividends payable or similar indebtedness that will be paid in the ordinary course of business, and that indebtedness shall instead be incurred by the Operating Partnership to the extent necessary to fund the business activities conducted by the Operating Partnership and its subsidiaries.

          The Company's corporate headquarters and executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, and its telephone number is (312) 474-1300. In addition, the Company has 30 management offices in the following cities: Chicago, Illinois; Denver, Colorado; Seattle, Federal Way and Redmond, Washington; Bethesda, Maryland; Atlanta, Georgia; Las Vegas, Nevada; Scottsdale and Tucson, Arizona; Portland, Oregon; Dallas, Houston and San Antonio, Texas; Irvine, Pleasant Hill and Stockton, California; Ypsilanti, Michigan; Charlotte and Raleigh, North Carolina; Tampa, Jacksonville and Ft. Lauderdale, Florida; Kansas City, Kansas; Minneapolis, Minnesota; Louisville, Kentucky; Tulsa, Oklahoma; Boston, Massachusetts; and Nashville and Memphis, Tennessee.

                                RECENT DEVELOPMENTS

           ACQUISITIONS

          From January 1, 1998 through March 12, 1998, the Company acquired 12 Properties containing an aggregate of 2,539 units at a total purchase price of approximately $158.2 million (including the assumption of mortgage indebtedness of approximately $50.8 million). The Company funded the cash portion of these acquisitions primarily from proceeds from previous securities issuances by the Company. See "Securities Issuances" below.

           PROBABLE ACQUISITIONS

          As of March 12, 1998, the Company had entered into contracts with unaffiliated sellers to acquire four additional properties containing 1,527 units which are located in four states (collectively, the "Properties Under Contract"). The total combined purchase price for the Properties Under Contract is approximately $111.8 million, including the assumption of approximately $61.2 million of mortgage indebtedness. There can be no assurance that these four Properties Under Contract will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated. The Company anticipates that the acquisition of the Properties Under Contract will be funded with the net proceeds of the Offering, its working capital, its $500 million unsecured line of credit (the "Line of Credit") and/or proceeds from previous securities issuances by the Company. The Company believes that the Properties Under Contract can be integrated into its system of management offices without any significant corresponding increase in the costs of operations of such offices.

           PENDING ACQUISITIONS

          ADDITIONAL PROPERTIES UNDER CONTRACT

          As of March 12, 1998, the Company had entered into contracts with various unaffiliated sellers to acquire two additional properties under contract (the "Additional Properties Under Contract") for a total combined purchase price of approximately $30.7 million, including the assumption of approximately $23.9 million of mortgage indebtedness. These Additional Properties Under Contract contain 431 units and are located in two states. The contracts for the Additional Properties Under Contract contain due diligence contingency provisions that allow the Company to conduct extensive investigative procedures of such properties and give the Company the option to terminate such contracts with a full refund of earnest money if the Company becomes dissatisfied with the Additional Properties Under Contract in any way, in its sole discretion, during such review period. The purchase price for the Additional Properties Under Contract is expected to be funded primarily with the net proceeds of the Offering and/or from the Company's Line of Credit. There can be no assurance that the Additional Properties Under Contract will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated.

          PROPERTIES UNDER NEGOTIATION

          As of March 12, 1998, the Company was also negotiating with various sellers for the acquisition of 42 additional properties (the "Properties Under Negotiation") containing 9,837 units for a purchase price of approximately $921 million, including the assumption of approximately $351.1 million of mortgage indebtedness. With respect to the Properties Under Negotiation, the Company was negotiating the significant terms of the purchase contracts for such properties. The Company anticipates that, if and when entered into, the purchase contracts for the Properties Under Negotiation will contain due diligence contingency provisions that will allow the Company to conduct extensive investigations of such properties and will give the Company flexibility to terminate such contracts with a full refund of earnest money if the Company becomes dissatisfied with the Properties Under Negotiation in any way, in its sole discretion, during such review period. If the Company acquires the Properties Under Negotiation, it is expected that the terms and conditions of such acquisitions will be similar to other acquisitions of Properties made by the Company. The purchase price for the Properties Under Negotiation is expected to be funded primarily with the Company's Line of Credit. In addition, the Company or the Operating Partnership may consider issuing additional equity or debt securities to finance some or all of such potential acquisitions. There can be no assurance, however, that the Properties Under Negotiation will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated.

           DISPOSITIONS

          Since January 1, 1998, the Company disposed of its interests in two properties containing 506 units for an aggregate sales price of approximately $16.7 million. The net proceeds of these dispositions were or will be used for the acquisition of additional properties.

           SECURITIES ISSUANCES

          Since January 1, 1998, the Company has raised an aggregate of approximately $290 million pursuant to four separate public offerings of its Common Shares. In addition, from January 1, 1998, through March 12, 1998, the Company has raised approximately $31.7 million pursuant to its Distribution Reinvestment and Share Purchase Plan.

                                  USE OF PROCEEDS

          The net proceeds to the Company from the sale of the Common Shares offered hereby are estimated at approximately $23,699,990 after the deduction of the underwriting discount and the estimated expenses payable by the Company. The Company will contribute or otherwise transfer the net proceeds of the sale of the Common Shares to the Operating Partnership in exchange for OP Units. The Operating Partnership presently intends to use the net proceeds for the acquisition of additional multifamily properties, including some or all of the Properties Under Contract and the Additional Properties Under Contract. Any remaining net proceeds will be used for working capital and general corporate purposes.

                   PRICE RANGE OF COMMON SHARES AND DISTRIBUTIONS

          The Common Shares have been traded on the NYSE under the symbol "EQR" since the EQR IPO. The following table sets forth the quarterly high and low sales prices per share reported on the NYSE, as well as the quarterly distributions declared per Common Share for the periods described below.



                                                  High        Low       Distributions
                                                -------    -------     -------------
 1996
 First Quarter . . . . . . . . . . . . . .      $33 3/4    $28 1/4      $.59
 Second Quarter  . . . . . . . . . . . . .       33 1/2     30 7/8       .59
 Third Quarter . . . . . . . . . . . . . .       36 1/8     32 7/8       .59
 Fourth Quarter  . . . . . . . . . . . . .       43 3/8     35 5/8       .625

 1997
 First Quarter . . . . . . . . . . . . . .       48 7/8     39 3/4       .625
 Second Quarter  . . . . . . . . . . . . .       47 1/2     41 1/4       .625
 Third Quarter . . . . . . . . . . . . . .       54 9/16    47 1/8       .625
 Fourth Quarter  . . . . . . . . . . . . .       55         47 3/8       .67

 1998
 First Quarter (through March 25, 1998). .       52 7/16    47 7/16      .67(1)

-----------------------------

(1) The first quarter distribution will be paid on April 10, 1998 to shareholders of record as of March 27, 1998 and represents an annual distribution rate of $2.68 per share.

          On March 25, 1998 the last reported sale price of a Common Share on the NYSE was $50.4375 per share. As of March 13, 1998, the Company's transfer agent reported 1,339 record holders of Common Shares and, as of March 23, 1998, certain depository entities held Common Shares on behalf of approximately 34,000 beneficial owners.

          The Company intends to continue to pay regular quarterly distributions to holders of Common Shares. The Company has increased its annual distribution each year since the EQR IPO. For the year ended December 31, 1997, the Company declared distributions of $2.545 per Common Share to holders of Common Shares. This distribution rate represents an approximate 6% increase over the Company's 1996 distribution rate and an approximate 17% increase over the Company's 1995 distribution rate. Future distributions will be at the discretion of the board of trustees and will depend on the actual cash available for distribution by the Company, the Company's financial condition, capital requirements, credit agreement restrictions, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, and such other factors as the board of trustees deems relevant. A portion of the Company's distribution may represent a nontaxable return of capital and/or a capital gain dividend. For the year ended December 31, 1997, this portion varied from distribution to distribution. Of the Company's declared distributions in 1997 of $2.545 per Common Share, the nontaxable return of capital ranged from 0% to approximately 15% and the portion which represented long-term capital gain ranged from 0% to approximately 3%.

                              BUSINESS AND PROPERTIES

          The Company is a self-administered and self-managed equity REIT. EQR was established to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the multifamily property business since 1969. The Company is a fully integrated real estate concern that acquires, improves, operates and manages its Properties. The Company has benefited, and expects to benefit, from the following elements:

DIVERSIFIED PORTFOLIO

          As of March 12, 1998, the Company owned or had interests in a portfolio of 499 Properties containing 142,500 apartment units located in 35 states. As of such date, the Company's portfolio was the largest multifamily property portfolio in the United States (based on the number of apartment units owned). The Company's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 Properties consists solely of investments in partnership interests and subordinated mortgages collateralized by such Properties. No single Property represents more than 1.0% of the total apartment units. The distribution of the Properties throughout the United States reflects the Company's belief that geographic diversification helps insulate the portfolio from regional and local economic influences. At the same time, the Company has sought to create clusters of Properties within each of its primary markets to achieve economies of scale in management and operation. The Company has established 30 management offices in the following cities: Chicago, Illinois; Denver, Colorado; Seattle, Federal Way and Redmond, Washington; Bethesda, Maryland; Atlanta, Georgia; Las Vegas, Nevada; Scottsdale and Tucson, Arizona; Portland, Oregon; Dallas, Houston and San Antonio, Texas; Irvine, Pleasant Hill and Stockton, California; Ypsilanti, Michigan; Charlotte and Raleigh, North Carolina; Tampa, Jacksonville and Ft. Lauderdale, Florida; Kansas City, Kansas; Minneapolis, Minnesota; Louisville, Kentucky; Tulsa, Oklahoma; Boston, Massachusetts; and Nashville and Memphis, Tennessee.

EXPERIENCED MANAGEMENT

          The Company's senior executives average over 23 years of experience in the multifamily property business. The Company has a fully integrated management team: an Acquisitions Department that is dedicated exclusively to the property acquisition function and is in constant contact with principals and brokers nationwide; an Asset Management Department that establishes strategic plans with respect to the portfolio including the development and implementation of long-term business plans, asset financings, property repositionings, expansions, and property disposition decisions; a Property Management Department that aggressively manages the portfolio through significant interaction with on-site property managers at each Property; an Accounting and Finance Department that maintains the books and records of the Properties and generates timely financial reports; a Capital Markets Department that manages investor relations and capital raising; and a Legal Department that oversees all of the Company's legal affairs.

SOPHISTICATED MANAGEMENT INFORMATION SYSTEMS

          The Company makes extensive use of management information systems. The Company has installed on-site computers at every Property, except for the newly acquired Properties at which such computers will be installed, that are capable of compiling and forwarding to the Company's Regional Operations Centers on a daily basis numerous standardized reports including daily occupancy, lease expiration and renewals, prospective tenants and rental rate information. Quality controls are assured with the Company's practice of (i) conducting resident satisfaction surveys, (ii) surveying residents that move out of the Properties, and (iii) surveying prospective tenants who select alternative housing.

THE PROPERTIES

          As of March 12, 1998, the Company owned or had interests in a portfolio of 499 Properties located in 35 states containing 142,500 apartment units with the largest having 1,420 units and the smallest having 40 units. The average number of units per Property was approximately 286. The units are typically contained in a series of two-story buildings. As of March 10, 1998, the Properties had an average occupancy rate of approximately 95%. Tenant leases are generally year-to-year and require security deposits. The Properties typically provide residents with attractive amenities, including a clubhouse, swimming pool, laundry facilities and cable television access. Certain Properties offer additional amenities such as saunas, whirlpools, spas, sports courts and exercise rooms.

               The following chart sets forth certain information regarding the Properties on a state-by-state basis.

                               PROPERTIES BY STATE
                             (AS OF MARCH 12, 1998)



                       NUMBER OF                                % OF UNITS IN
STATE                  PROPERTIES         NUMBER OF UNITS         PORTFOLIO
-----                  ----------         ---------------       -------------
 Alabama                    2                    400                  0.3%
 Arizona                   74                 21,802                 15.3%
 Arkansas                   4                  1,039                  0.7%
 California                53                 14,599                 10.2%
 Colorado                  23                  6,392                  4.5%
 Connecticut                1                    144                  0.1%
 Florida                   42                 11,242                  7.9%
 Georgia                   20                  5,811                  4.1%
 Idaho                      1                    120                  0.1%
 Illinois                   7                  3,322                  2.3%
 Indiana                    1                    320                  0.2%
 Iowa                       2                    386                  0.3%
 Kansas                     6                  2,392                  1.7%
 Kentucky                   7                  1,977                  1.4%
 Maine                      5                    672                  0.5%
 Maryland                  13                  3,795                  2.7%
 Massachusetts              3                    737                  0.5%
 Michigan                   9                  3,644                  2.5%
 Minnesota                 14                  3,305                  2.3%
 Missouri                   7                  1,576                  1.1%
 Nevada                    11                  3,279                  2.3%
 New Hampshire              1                    390                  0.3%
 New Jersey                 2                    861                  0.6%
 New Mexico                 4                  1,073                  0.7%
 North Carolina            20                  5,216                  3.7%
 Ohio                       6                  2,683                  1.9%
 Oklahoma                  14                  3,981                  2.8%
 Oregon                    11                  3,448                  2.4%
 South Carolina             6                  1,045                  0.7%
 Tennessee                 14                  3,812                  2.7%
 Texas                     55                 17,958                 12.6%
 Utah                       4                  1,426                  1.0%
 Virginia                  10                  3,133                  2.2%
 Washington                44                  9,834                  6.9%
 Wisconsin                  3                    686                  0.5%
                         ----                -------                ------
 TOTAL                    499(1)             142,500                100.0%
                         ----                -------                ------
                         ----                -------                ------


----------------------------

(1) The company's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 Properties consists solely of investments in partnership interests and subordinated mortgages collateralized by such Properties.

          For additional information with respect to the Properties, see the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

                    ADDITIONAL FEDERAL INCOME TAX CONSIDERATION

          On February 2, 1998, the Clinton administration released its budget proposal for fiscal year 1999. The proposal includes a number of provisions affecting REITs. One proposed provision would amend the tests relating to the composition of a REIT's assets. Under current law, a REIT is precluded from owning more than 10% of the outstanding voting securities of any one issuer, other than a "qualified REIT subsidiary" or another REIT. Pursuant to the Clinton administration proposal, a REIT would remain subject to the current restriction and would be precluded from owning more than 10% of the VALUE of all classes of stock of any such issuer. If the proposal were enacted as currently drafted, it would be effective with respect to stock acquired on or after the date of first congressional committee action, which could include stock deemed acquired upon a capital contribution to an existing subsidiary after such date.

          To the extent that the Company's current stock ownership in a subsidiary is grandfathered by virtue of this effective date, the grandfathered status would terminate with respect to such stock if the subsidiary engaged in a new trade or business or acquired substantial new assets. Accordingly, if the proposal were enacted as currently drafted and the Management Corps. (as defined in the accompanying Prospectus) (in which the Company's stock ownership exceeds 10% of the value of the securities of the Management Corps.) were to engage in a new trade or business or acquire substantial new assets, the grandfathered status of the Company's current ownership of stock in these entities would terminate and the Company would fail to qualify as a REIT. In addition, the Company would not be able to own more than 10% of the vote or value of any subsidiary formed or acquired after the effective date of the proposal. Thus, the proposal, if enacted as currently drafted, would materially impede the ability of the Company to engage in new third-party management or similar activities. The Company's management believes that any such impact, however, would not have a material adverse effect on the Company's business, results of operations, financial condition or liquidity.

                                    UNDERWRITING

          Pursuant to the terms and subject to the conditions of the Terms Agreement between the Company, the Operating Partnership and the Underwriter and the related standard underwriting provisions of the Company incorporated by reference therein (collectively, the "Underwriting Agreement"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 495,663 Common Shares at a purchase price of $47.9156 per Common Share.

          The Underwriter intends to sell the Common Shares to Nike Securities L.P., which intends to deposit such Common Shares, together with common shares of other entities also acquired from the Underwriter, into the Trust which is registered under the Investment Company Act of 1940, as amended, in exchange for units in the Trust. The Underwriter is not an affiliate of Nike Securities L.P. or the Trust. The Underwriter intends to sell the Common Shares to Nike Securities L.P. at an aggregate purchase price of $24,175,003 and Nike Securities L.P. intends to deposit the Common Shares into the Trust in exchange for units in the Trust. The units of the Trust will be sold to investors based upon the net asset value of the securities in the Trust. For purposes of this calculation, the value of the Common Shares on March 25, 1998 was $50.4375 per Common Share. It is anticipated that the Underwriter will also participate in the distribution of units of the Trust and will receive compensation therefore.

          The Underwriting Agreement provides that the obligation of the Underwriter to pay for and accept delivery of the Common Shares is subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriter is obligated to take and pay for all of the Common Shares offered hereby if any such shares are taken.

          Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

          Until the distribution of the Common Shares is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase Common Shares. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Shares. It is not currently anticipated that the Underwriter will engage in any such transactions in connection with the Offering.

          If the Underwriter creates a short position in the Common Shares in connection with the Offering, i.e., if it sells more Common Shares than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing Common Shares in the open market.

          In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

          Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Common Shares.
In addition, neither the Company nor the Underwriter makes any representations that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

          In the ordinary course of business, the Underwriter and its affiliates have engaged, and may in the future engage, in investment banking transactions with the Company, the Operating Partnership and other entities owned or controlled by Mr. Zell.

                                   LEGAL MATTERS

          Certain legal matters related to the offering will be passed upon for the Underwriter by Chapman and Cutler, Chicago, Illinois. Chapman and Cutler will rely on the opinion of Hogan & Hartson L.L.P. as to certain matters of Maryland law.

PROSPECTUS

                    EQUITY RESIDENTIAL PROPERTIES TRUST

                             $1,172,342,739

           PREFERRED SHARES, COMMON SHARES AND DEPOSITARY SHARES

     Equity Residential Properties Trust (the "Company") may from time to time offer (i) in one or more series its preferred shares of beneficial interest, $.01 par value per share ("Preferred Shares"); (ii) common shares of beneficial interest, $.01 par value per share ("Common Shares"); and (iii) in one or more series its Preferred Shares represented by depositary shares (the "Depositary Shares"), with an aggregate public offering price of up to $1,172,342,739 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Preferred Shares, Common Shares and Depositary Shares (collectively, the "Securities") may be offered, separately or together, in separate series (with respect to Preferred Shares and Depositary Shares) in amounts, at prices and on terms to be described in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Shares, the specific title and stated value, any distribution, liquidation, redemption, conversion, voting and other rights, and any initial public offering price;
(ii) in the case of Common Shares, any initial public offering price; and
(iii) in the case of Depositary Shares, the fractional Preferred Shares represented by each Depositary Share. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to assist in maintaining the status of the Company as a real estate investment trust (a "REIT") for federal income tax purposes.

     The applicable Prospectus Supplement also will contain information, where applicable, about the material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement, not contained in this Prospectus.

     The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                 ANY REPRESENTATION TO THE CONTRARY IS A
                            CRIMINAL OFFENSE.






              THE DATE OF THIS PROSPECTUS IS MARCH 25, 1998.

                  SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus and the documents incorporated by reference herein and any accompanying Prospectus Supplement, including those set forth in "Use of Proceeds" herein, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forwarding-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which will, among other things, affect demand for multifamily properties, availability and credit worthiness of prospective tenants, lease rents and the availability of financing, adverse changes in the real estate markets including, among other things, competition with other companies, risks of real estate acquisition, governmental actions and initiatives, and environmental/safety requirements.

                               AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. In addition, the Common Shares and certain of the Company's cumulative preferred shares of beneficial interest, or interests therein, are listed on the New York Stock Exchange (the Common Shares are listed under the symbol "EQR") and similar information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission or from the Commission's Web site.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

     a. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     b. The Company's Second Amended and Restated Declaration of Trust (the "Declaration of Trust") filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 30, 1997, filed on June 5, 1997, as amended or supplemented from time to time.

     c. The Company's Second Amended and Restated Bylaws (the "Bylaws"), filed as Exhibit 3.2 to the Company's Current Report on Form 8-K, dated May 30, 1997, filed on June 5, 1997.

     d.   The Company's Joint Proxy Statement/Prospectus dated April 25, 1997.

     e. The Company's definitive Proxy Statement relating to the Company's Annual Meeting of Shareholders dated June 17, 1997.

     f.   The Company's Joint Proxy Statement/Prospectus dated November 24,
          1997.

     g. The description of the Company's Common Shares contained in the Company's Registration Statement on Form 8-A/A dated August 10, 1993.

     h. The Company's Current Reports on Form 8-K dated March 12, 1997, March 17, 1997, May 20, 1997, August 15, 1997, September 10, 1997, September
          17, 1997, October 9, 1997, and the Company's Current Report on
          Form 8-K/A dated October 9, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in the Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any applicable Prospectus Supplement relating to a specific offering of Securities, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to Equity Residential Properties Trust, Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, Attention: Cynthia McHugh (telephone number: (312) 474-1300).

     AS USED HEREIN, THE TERM "COMPANY" INCLUDES EQUITY RESIDENTIAL PROPERTIES TRUST AND THOSE ENTITIES OWNED OR CONTROLLED BY IT (COLLECTIVELY, THE "SUBSIDIARIES"), AS THE SURVIVOR OF THE MERGERS BETWEEN EQUITY RESIDENTIAL PROPERTIES TRUST ("EQR") AND EACH OF WELLSFORD RESIDENTIAL PROPERTY TRUST ("WELLSFORD") AND EVANS WITHYCOMBE RESIDENTIAL, INC. ("EWR") AND EACH OF EQR, WELLSFORD AND EWR AS PREDECESSORS TO THE COMPANY, UNLESS THE CONTEXT INDICATES OTHERWISE.

                                   THE COMPANY

GENERAL

     Equity Residential Properties Trust, one of the largest publicly traded REITs (based on the aggregate market value of its outstanding equity capitalization), is a self-administered and self-managed equity REIT. EQR was organized as a Maryland real estate investment trust in March 1993 and commenced operations as a publicly traded company on August 18, 1993 upon completion of its initial public offering (the "EQR IPO"). EQR was formed to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Samuel Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the acquisition, ownership and operation of multifamily properties since 1969. In May 1997, EQR completed the acquisition of the multifamily property business of Wellsford through the tax free merger of EQR and Wellsford. In December 1997, EQR completed the acquisition of the multifamily property business of EWR through the tax free merger of EWR and the Company. The Company's senior executives average over 24 years of experience in the multifamily property business.

     The Company is the largest owner of multifamily properties in the United States (based on the number of apartment units owned). All of the Company's interests in its multifamily properties (the "Properties") are held or controlled directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, ERP Operating Limited Partnership (the "Operating Partnership"). The Operating Partnership currently has eight classes of limited partnership interests outstanding:
(i) partnership interests ("OP Units"), which may be exchanged by the holders thereof for either Common Shares on a one-for-one basis or, at the Company's option, cash; (ii) 9 3/8% Series A Cumulative Redeemable Preference Units ("9 3/8% Series A Preference Units"); (iii) 9 1/8% Series B Cumulative Redeemable Preference Units ("9 1/8% Series B Preference Units"); (iv) 9 1/8% Series C Cumulative Redeemable Preference Units ("9 1/8% Series C Preference Units");
(v) 8.60% Series D Cumulative Redeemable Preference Units ("8.60% Series D Preference Units"); (vi) Series E Cumulative Convertible Preference Units ("Series E Preference Units"), (vii) 9.65% Series F Cumulative Redeemable Preference Units ("9.65% Series F Preference Units") and (viii) 7 1/4% Series G Convertible Cumulative Preference Units ("7 1/4% Series G Preference Units"). The 9 3/8% Series A Preference Units, the 9 1/8% Series B Preference Units, the 9 1/8% Series C Preference Units, the 8.60% Series D Preference Units, the Series E Preference Units, the 9.65% Series F Preference Units and the 7 1/4% Series G Preference Units are owned by the Company and mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidating preference amount of the Company's 9 3/8% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series A Preferred Shares"), the Company's 9 1/8% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series B Preferred Shares"), the Company's 9 1/8% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 per value per share (the "Series C Preferred Shares"), the Company's 8.60% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series D Preferred Shares"), the Company's Series E Cumulative Convertible Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series E Preferred Shares"), the Company's 9.65% Series F Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series F Preferred Shares"), and the Company's 7 1/4% Series G Convertible Cumulative Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series G Preferred Shares" and, collectively with the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares and the Series F Preferred Shares, the "Outstanding Preferred Shares"), respectively. The Company controls the Operating Partnership as the sole general partner and, as of March 13, 1998 owned approximately 91% of all of the Operating Partnership's outstanding partnership interests, excluding the 9 3/8% Series A Preference Units, the 9 1/8% Series B Preference Units, the 9 1/8% Series C Preference Units, the 8.60% Series D Preference Units, the Series E Preference Units, the 9.65% Series F Preference Units and the 7 1/4% Series G Preference Units. It is the Company's policy that Equity Residential Properties Trust shall not incur indebtedness other than short-term trade, employee compensation, dividends payable or similar indebtedness that will be paid in the ordinary course of business, and that indebtedness shall instead be incurred by the Operating Partnership to the extent necessary to fund the business activities conducted by the Operating Partnership and its subsidiaries.

     The Company's corporate headquarters and executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, and its telephone number is (312) 474-1300. In addition, the Company has 30 management offices in the following cities: Chicago, Illinois; Denver, Colorado; Federal Way, Redmond and Seattle, Washington; Bethesda, Maryland; Atlanta, Georgia; Las Vegas, Nevada; Scottsdale and Tucson, Arizona; Portland, Oregon; Dallas, Houston and San Antonio, Texas; Irvine, Pleasant Hill and Stockton,

California; Ypsilanti, Michigan; Charlotte and Raleigh, North Carolina; Tampa, Jacksonville and Ft. Lauderdale, Florida; Kansas City, Kansas; Minneapolis, Minnesota; Louisville, Kentucky; Tulsa, Oklahoma; Boston, Massachusetts; and Nashville and Memphis, Tennessee.

                                  USE OF PROCEEDS

     Unless otherwise indicated in the accompanying Prospectus Supplement, the Company will contribute or otherwise transfer the net proceeds of any sale of Securities to the Operating Partnership in exchange for additional partnership interests in the Operating Partnership, the economic terms of which will be substantially identical to the Securities sold. The Operating Partnership will use such net proceeds for general business purposes including, without limitation, the repayment of certain outstanding debt and the acquisition of multifamily properties.


                    DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

     The summary of the terms of the shares of beneficial interest of the Company set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration of Trust, as amended and/or restated from time to time, and the Bylaws, as amended and/or restated from time to time, of the Company, each of which is incorporated herein by reference.

     The Declaration of Trust of the Company provides that the Company may issue up to 300,000,000 shares of beneficial interest, consisting of 200,000,000 Common Shares and 100,000,000 Preferred Shares. As of March 13, 1998, 95,778,559 Common Shares and 15,343,500 Preferred Shares were issued and outstanding. In addition, as of March 13, 1998, 9,583,885 Common Shares were issuable upon exchange of OP Units currently held by (i) certain of the current holders (the "Zell Holders") of certain OP Units issued at the time of the EQR IPO to certain affiliates of Mr. Zell which contributed 33 of the Properties at the time of the EQR IPO; (ii) certain entities controlled by Starwood Capital Partners L.P. and its affiliates (the "Starwood Original Owners") which contributed 23 of the Properties at the time of the EQR IPO;
(iii) Equity Properties Management Corp. ("EPMC") and (iv) holders who were issued OP Units in exchange for the contribution of certain of the Properties to the Operating Partnership subsequent to the EQR IPO. The Starwood Original Owners, together with the Zell Original Owners and EPMC, shall be referred to collectively as the "Original Owners." The OP Units are exchangeable on a one-for-one basis for Common Shares or, at the Company's option, cash.

     Both the Maryland REIT law and the Company's Declaration of Trust provide that no shareholder of the Company will be liable for any debt or obligation of the Company solely as a result of his status as a shareholder of the Company. The Company's Bylaws further provide that the Company shall indemnify each shareholder against any claim or liability to which the shareholder may become subject by reason of his being or having been a shareholder and that the Company shall reimburse each shareholder for all reasonable expenses incurred by him in connection with any such claim or liability. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Company. Inasmuch as the Company carries public liability insurance which it considers adequate, any risk of personal liability to shareholders is limited to situations in which the Company's assets plus its insurance coverage would be insufficient to satisfy the claims against the Company and its shareholders.

PREFERRED SHARES

     The following description of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate.

     The Board of Trustees is empowered by the Company's Declaration of Trust to designate and issue from time to time one or more series of Preferred Shares without shareholder approval. The Board of Trustees may determine the relative rights, preferences and privileges of each series of Preferred Shares so issued. Because the Board of Trustees has the power to establish the preferences and rights of each series of Preferred Shares, it may afford the holders of any series of Preferred Shares preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Shares. The Preferred Shares will, when issued, be fully paid and nonassessable.

     The Company currently has outstanding 6,120,000 Series A Preferred Shares (liquidation preference $25.00 per share), 5,000,000 depositary shares representing a 1/10 fractional interest in 500,000 Series B Preferred Shares (liquidation preference $250.00 per share, equivalent to $25.00 per depositary share), 4,600,000 depositary shares representing a 1/10 fractional interest in 460,000 Series C

Preferred Shares (liquidation preference $250.00 per share, equivalent to $25.00 per depositary share), 7,000,000 depositary shares representing a 1/10 fractional interest in 700,000 Series D Preferred Shares (liquidation preference $250.00 per share, equivalent to $25.00 per depositary share), 3,998,500 Series E Preferred Shares (liquidation preference $25.00 per share), 2,300,000 Series F Preferred Shares (liquidation preference $25.00 per share) and 12,650,000 depositary shares representing a 1/10 fractional interest in 1,265,000 Series G Preferred Shares (liquidation preference $250.00 per share, equivalent to $25.00 per depositary share) that are listed on the New York Stock Exchange under the symbols "EQR-PrA," "EQR-PrB," "EQR-PrC," "EQR-PrD," "EQR-PrE," "EQR-PrF," and "EQR-PrG," respectively. Distributions on the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series F Preferred Shares and the Series G Preferred Shares are cumulative from the date of original issue and payable quarterly on or about the fifteenth day of January, April, July and October of each year, at the rate of 9 3/8%, 9 1/8%, 9 1/8%, 8.60% , 9.65% and 7 1/4%, respectively, of the liquidation preference per annum of such shares. Distributions on the Series E Preferred Shares are cumulative from the date of original issue and payable quarterly on the first day of January, April, July and October of each year, at the rate of 7.0% of the liquidation preference per annum of such shares.

     The Series A Preferred Shares are not redeemable prior to June 1, 2000. On or after June 1, 2000, the Series A Preferred Shares may be redeemed for cash at the option of the Company in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid distributions, if any, thereon. The Series B Preferred Shares are not redeemable prior to October 15, 2005. On or after October 15, 2005, the Series B Preferred Shares may be redeemed for cash at the option of the Company in whole or in part, at a redemption price of $250.00 per share (equivalent to $25.00 per depositary share), plus accrued and unpaid distributions, if any, thereon. The Series C Preferred Shares are not redeemable prior to September 9, 2006. On or after September 9, 2006, the Series C Preferred Shares may be redeemed for a cash at the option of the Company in whole or in part, at a redemption price of $250.00 per share (equivalent to $25.00 per depositary share), plus accrued and unpaid distributions, if any, thereon. The Series D Preferred Shares are not redeemable prior to July 15, 2007. On or after July 15, 2007, the Series D Preferred Shares may be redeemed for cash at the option of the Company in whole or in part, at a redemption price of $250.00 per share (equivalent to $25.00 per depositary share), plus accumulated unpaid distributions, if any, thereon. Each Series E Preferred Share is convertible at the option of the holder thereof at any time into Common Shares of the Company, at a conversion price of $44.93 per Common Share (equivalent to a conversion rate of approximately .5564 Common Share for each Series E Preferred Share), subject to adjustments under certain conditions. The Series E Preferred Shares are not redeemable prior to November 1, 1998. On or after November 1, 1998, the Series E Preferred Shares may be redeemed for cash at the option of the Company in whole or in part, initially at $25.875 per share and thereafter at prices declining to $25.00 per share on and after November 1, 2003, plus in each case accrued and unpaid distributions, if any, to the redemption date. The Series F Preferred Shares are not redeemable prior to August 24, 2000. On or after August 24, 2000, the Series F Preferred Shares may be redeemed for cash at the option of the Company in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid distributions, if any, thereon. Depositary shares representing the Series G Preferred Shares are convertible at any time at the option of the holders into Common Shares at a conversion price of $58.58 per Common Share (equivalent to a conversion rate of .4268 Common Share for each depositary share), subject to adjustment in certain circumstances. The depositary shares representing the Series G Preferred Shares are not redeemable prior to September 15, 2002. On and after September 15, 2002, the Series G Preferred Shares may be redeemed at the option of the Company, initially at $25.90625 per depositary share and thereafter at prices declining to $25.00 per depositary share on or after September 15, 2007. With the exception of the Series G Preferred Shares, the redemption price of such Preferred Shares (other than the portion thereof consisting of accrued and unpaid distributions) is payable solely out of the sale proceeds of other shares of beneficial interest of the Company which may include other series of Preferred Shares. The Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares and the Series G Preferred Shares have no stated maturity and are not subject to any sinking fund or mandatory redemption and, with the exception of the Series E Preferred Shares and the Series G Preferred Shares, are not convertible into any other securities of the Company. However, the Company may redeem Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares or the Series G Preferred Shares in certain circumstances relating to maintenance of its status as a REIT for federal income tax purposes. See "-Redemption" and "-Restrictions on Transfer" below. The other terms of the Preferred Shares are described generally below.

     The Prospectus Supplement relating to any Preferred Shares offered thereby will contain the specific terms thereof, including, without limitation:

     (1)  The title and stated value of such Preferred Shares;

     (2) The number of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

     (3) The distribution rate(s), period(s) and /or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

     (4) The date from which distributions on such Preferred Shares shall accumulate, if applicable;

     (5) The procedures for any auction and remarketing, if any, for such Preferred Shares;

     (6)  The provision for a sinking fund, if any, for such Preferred Shares;

     (7)  The provision for redemption, if applicable, of such Preferred Shares;

     (8)  Any listing of such Preferred Shares on any securities exchange;

     (9) The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares of the Company, including the conversion price (or manner of calculation thereof);

     (10) Whether interests in such Preferred Shares will be represented by Depositary Shares;

     (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

     (12) A discussion of all material federal income tax considerations, if any, applicable to such Preferred Shares that are not discussed in this Prospectus;

     (13) The relative ranking and preferences of such Preferred Shares as to distribution rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

     (14) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to distribution rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

     (15) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

     RANK. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Shares of the Company, and to all equity securities ranking junior to such Preferred Shares; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Shares. The term "equity securities" does not include convertible debt securities.

     DISTRIBUTIONS. Holders of the Preferred Shares of each series will be entitled to receive, when, as and if declared by the Board of Trustees of the Company, out of assets of the Company legally available for payment, cash distributions (or distributions in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such distribution shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Trustees of the Company.

     Distributions on any series of Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Distributions, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Trustees of the Company fails to declare a distribution payable on a distribution payment date on any series of the Preferred Shares for which distributions are non-cumulative, then the holders of such series of the Preferred Shares will have no right to receive a distribution in respect of the distribution period ending on such distribution payment date, and the Company will have no obligation to pay the distribution accrued for such period, whether or not distributions on such series are declared payable on any future distribution payment date.

     Unless otherwise specified in the Prospectus Supplement, if any Preferred Shares of any series are outstanding, no full distributions shall be declared or paid or set apart for payment on any shares of beneficial interest of the Company of any other series ranking, as to distributions, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past distribution periods and the then current distribution period or (ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions for the then current distribution period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to distributions with the Preferred Shares of such series, all distributions declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to distributions with such Preferred Shares shall be declared pro rata so that the amount of distributions declared per share of Preferred Shares of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued distributions per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Preferred Shares do not have a cumulative distribution) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Preferred Shares of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, and (ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment, for the then current distribution period, no distributions (other than in Common Shares or other shares of beneficial interest ranking junior to the Preferred Shares of such series as to distributions and upon liquidation) shall be declared or paid or set aside for payment or other distribution upon the Common Shares, or any other shares of beneficial interest of the Company ranking junior to or on a parity with the Preferred Shares of such series as to distributions or upon liquidation, nor shall any Common Shares, or any other shares of beneficial interest of the Company ranking junior to or on a parity with the Preferred Shares of such series as to distributions or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other shares of beneficial interest of the Company ranking junior to the Preferred Shares of such series as to distributions and upon liquidation).

     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the "Code")) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares of beneficial interest (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of Preferred Shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of the Preferred Shares for the year and the denominator of which shall be the Total Dividends.

     REDEMPTION. If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid distributions thereon (which shall not, if such Preferred Shares do not have a cumulative distribution, include any accumulation in respect of unpaid distributions for prior distribution periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of shares of beneficial interest of the Company, the terms of such Preferred Shares may provide that, if no such shares of beneficial interest shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into the applicable shares of beneficial interest of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions on all Preferred Shares of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the current distribution period and (ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, no Preferred Shares of any series shall be redeemed unless all outstanding Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series. In addition, unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions on all outstanding shares of any series of Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distributions periods and the then current distribution period, and
(ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, the Company shall not purchase or otherwise acquire directly or indirectly any Preferred Shares of such series (except by conversion into or exchange for shares of beneficial interest of the Company ranking junior to the Preferred Shares of such series as to distributions and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to assist in maintaining the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series.

     If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number and series of Preferred Shares to be redeemed; (iii) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price; (iv) that distributions on the shares to be redeemed will cease to accrue on such redemption date; and (v) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all of the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date distributions will cease to accrue on such Preferred Shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

     LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of shares of beneficial interest of the Company ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Shares shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all distributions accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Preferred Shares do not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of shares beneficial interest of the Company ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of shares of beneficial interest shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of the Company shall be distributed among the holders of any other classes or series of shares of beneficial interest ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

     VOTING RIGHTS. Holders of Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Whenever distributions on any Preferred Shares shall be in arrears for six or more quarterly periods, the holders of such Preferred Shares (voting separately as a class with all other series of Preferred Shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Trustees of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Shares so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until (i) if such series of Preferred Shares has a cumulative distribution, all distributions accumulated on such series of Preferred Shares for the past distribution periods and the then current distribution period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Shares do not have a cumulative distribution, four consecutive quarterly distributions shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Trustees of the Company will be increased by two Trustees.

     Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking prior to such series of Preferred Shares with respect to the payment of distributions or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized shares of beneficial interest of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Declaration of Trust or the Articles Supplementary for such series of Preferred Shares, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Shares and provided further that (x) any increase in the amount of the authorized Preferred Shares or the creation or issuance of any other series of Preferred Shares, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Preferred Shares of such series shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     CONVERSION RIGHTS. The terms and conditions, if any, upon which any series of Preferred Shares is convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Shares.

     REGISTRAR AND TRANSFER AGENT. The registrar and transfer agent for the Preferred Shares will be set forth in the applicable Prospectus Supplement.

COMMON SHARES

     All Common Shares offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares of beneficial interest and to the provisions of the Company's Declaration of Trust regarding excess shares (as defined herein), holders of Common Shares are entitled to receive distributions if, as and when authorized and declared by the Board of Trustees out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company. The Company currently pays regular quarterly distributions.

     Subject to the provisions of the Company's Declaration of Trust regarding excess shares, each outstanding Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of Trustees, and, except as otherwise required by law or except as provided with respect to any other class or series of shares of beneficial interest, the holders of such Common Shares will possess the exclusive voting power. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding Common Shares can elect all of the Trustees then standing for election and the holders of the remaining shares of beneficial interest, if any, will not be able to elect any Trustees.

     Holders of Common Shares have no conversion, sinking fund, redemption or preemptive rights to subscribe for any securities of the Company. Subject to the provisions of the Company's Declaration of Trust regarding excess shares, Common Shares have equal distribution, liquidation and other rights, and have no preference, exchange or, except as expressly required by the Maryland REIT law, appraisal rights.

     Pursuant to the Maryland REIT law, a REIT generally cannot dissolve, amend its declaration of trust or merge, unless approved by the affirmative vote or written consent of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the REIT's declaration of trust. The Company's Declaration of Trust provides that a dissolution or merger, and amendments to the Declaration of Trust in connection with such transactions, may be approved by the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote thereon. A declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a REIT under the Code or the Maryland REIT law without the affirmative vote or written consent of the shareholders. The Company's Declaration of Trust permits such action by the Board of Trustees.

     The registrar and transfer agent for the Common Shares is Boston EquiServe Limited Partnership, an affiliate of BankBoston, N.A.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of beneficial interest may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made) or during a proportionate part of a shorter taxable year. A REIT's shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a REIT has been made). To facilitate maintenance of its qualification as a REIT for federal income tax purposes, the Company generally will prohibit ownership, directly or by virtue of the attribution provisions of the Code, by any single shareholder of more than 5% of the issued and outstanding Common Shares and generally will prohibit ownership, directly or by virtue of the attribution provisions of the Code, by any single shareholder of more than 5% of the issued and outstanding shares of any class or series of the Company's Preferred Shares (collectively, the "Ownership Limit").

     Because the Board of Trustees believes it is desirable for the Company to qualify as a REIT, the Declaration of Trust, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than the Ownership Limit. Certain beneficial owners of the Zell Holders (i.e., beneficiaries of trusts established for the benefit of Mr. Zell and his family and the family of Mr. Robert Lurie, a deceased partner of Mr. Zell) and EPMC, together with the Starwood Original Owners and Mr. Goldberg (through their potential ownership of Common Shares) together constitute five individuals for purposes of this test and, under the Internal Revenue Service's (the "Service") rules applicable to determining percentages of ownership, are deemed to own approximately 4.8% of the value of the outstanding shares of beneficial interest of the Company. The ownership attribution rules under the Code are complex and may cause Common Shares owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 5% of the Common Shares (or the acquisition of an interest in an entity that owns, actually or constructively, Common Shares) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 5% of the outstanding Common Shares and thus subject such Common Shares to the Ownership

Limit. The Board of Trustees may in its reasonable discretion grant an exemption from the Ownership Limit with respect to one or more persons who would not be treated as "individuals" for purposes of the Code if it is satisfied, based upon the advice of counsel or a ruling from the Service, that such ownership will not cause a person who is an individual to be treated as owning Common Shares in excess of the Ownership Limit, applying the applicable constructive ownership rules, and will not otherwise jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Trustees may require undertakings or representations from the applicant with respect to preserving the REIT status of the Company. Under certain circumstances, the Board of Trustees may, in its sole and absolute discretion, grant an exemption for individuals to acquire Preferred Shares in excess of the Ownership Limit, provided that certain conditions are met and any representations and undertakings that may be required by the Board of Trustees are made. The Company's Declaration of Trust also exempts from the Ownership Limit certain of the beneficial owners of the Original Owners and EPMC, who would exceed the Ownership Limit as a result of the exchange of the OP Units for Common Shares, which OP Units were received by them at the time of the formation of EQR. These persons may also acquire additional shares of beneficial interest through the Company's Option and Award Plan, but in no event will such persons be entitled to acquire additional shares such that the five largest beneficial owners of the Company's shares of beneficial interest hold more than 50% in number or value of the total outstanding shares of beneficial interest.

     The Board of Trustees of the Company will have the authority to increase the Ownership Limit from time to time, but will not have the authority to do so to the extent that after a giving effect to such increase, five beneficial owners of Common Shares could beneficially own in the aggregate more than 49.5% of the outstanding Common Shares.

     The Declaration of Trust further prohibits (a) any person from actually or constructively owning shares of beneficial interest of the Company that would result in the Company being "closely held" under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT and (b) any person from transferring shares of beneficial interest of the Company if such transfer would result in shares of beneficial interest of the Company being owned by fewer than 100 persons.

     Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of beneficial interest of the Company that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to the Company and provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company's status as a REIT.

     If any purported transfer of shares of beneficial interest of the Company or any other event would otherwise result in any person violating the Ownership Limit or the other restrictions in the Declaration of Trust, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the "Prohibited Transferee") as to that number of shares that exceeds the Ownership Limit (referred to as "excess shares") and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit (the "Prohibited Owner") shall cease to own any right or interest) in such excess shares. Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the "Beneficiary"). Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in the Declaration of Trust) prior to the date of such violating transfer. Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust (who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Transferee or Prohibited Owner) will be required to sell such excess shares to a person or entity who could own such shares without violating the Ownership Limit, and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares as of the date of such event or the sales proceeds received by the trust for such excess shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority (at the trustee's sole discretion and subject to applicable law) (i) to rescind as void any vote cast by a Prohibited Transferee prior to the discovery by the Company that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary. However, if the Company has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner (prior to the discovery by the Company that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. If the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the Ownership Limit, then the Declaration of Trust provides that the transfer of the excess shares will be void.

     In addition, shares of beneficial interest of the Company held in the trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market value at the time of such devise or gift) and (ii) the market value of such shares on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the trustee has sold the shares of beneficial interest held in the trust. Upon such a sale to the Company, the interest of the Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

     The foregoing restrictions on transferability and ownership will not apply if the Board of Trustees determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     All certificates representing shares of beneficial interest shall bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage between 1/2 of 1% and 5% as provided in the rules and regulations promulgated under the Code) of the lesser of the number or value of the outstanding shares of beneficial interest of the Company must give a written notice to the Company by January 31 of each year.
In addition, each shareholder will, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares of beneficial interest as the Board of Trustees deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     These ownership limitations could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of Common Shares might receive a premium for their Common Shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                           DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Shares, as specified in the applicable Prospectus Supplement. Preferred Shares of each series represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (the "Preferred Share Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Shares represented by such Depositary Shares (including distribution, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Shares by the Company to the Preferred Share Depositary, the Company will cause the Preferred Share Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the following summary of the form thereof filed as an exhibit to the Registration Statement of which this Prospectus is a part is qualified in its entirety by reference thereto.

DISTRIBUTIONS

     The Preferred Share Depositary will distribute all cash distributions received in respect of the Preferred Shares to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Share Depositary.

     In the event of a distribution other than in cash, the Preferred Share Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Share Depositary, unless the Preferred Share Depositary determines that it is not feasible to make such distribution, in which case the Preferred Share Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Shares converted into excess shares.

WITHDRAWAL OF SHARES

     Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Share Depositary (unless the related Depositary Shares have previously been called for redemption or converted into excess shares), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional Preferred Shares and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Shares on the basis of the proportion of the Preferred Shares represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Shares will not thereafter be entitled to receive Depositary Shares therefor.
If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of Preferred Shares to be withdrawn, the Preferred Share Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever the Company redeems Preferred Shares held by the Preferred Share Depositary, the Preferred Share Depositary will redeem as of the same redemption date the number of Depositary Shares representing the Preferred Shares so redeemed, provided the Company shall have paid in full to the Preferred Share Depositary the redemption price of the Preferred Shares to be redeemed plus an amount equal to any accrued and unpaid distributions thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Shares. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that will not result in the issuance of any excess shares.

     From and after the date fixed for redemption, all distributions in respect of the Preferred Shares so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any monies payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Share Depositary.

VOTING OF THE PREFERRED SHARES

     Upon receipt of notice of any meeting at which the holders of the Preferred Shares are entitled to vote, the Preferred Share Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Shares. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Shares) will be entitled to instruct the Preferred Share Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Shares represented by such holder's Depositary Shares. The Preferred Share Depositary will vote the amount of Preferred Shares represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Share Depositary in order to enable the Preferred Share Depositary to do so. The Preferred Share Depositary will abstain from voting the amount of Preferred Shares represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Share Depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the Preferred Share Depositary.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each Preferred Share represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED SHARES

     The Depositary Shares, as such, are not convertible into Common Shares or any other securities or property of the Company, except in connection with certain conversions in connection with the preservation of the Company's status as a REIT. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Share Depositary with written instructions to the Preferred Share Depositary to instruct the Company to cause conversion of the Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipts into whole Common Shares, other Preferred Shares (including excess shares) of the Company or other shares of beneficial interest, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Shares to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional Common Shares will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Shares on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Share Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Shares will not be effective unless such amendment has been approved by the existing holders of at least a majority of the Depositary Shares evidenced by the Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Depositary Agreement, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Shares and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

     The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Share Depositary if (i) such termination is necessary to assist in maintaining the Company's status as a REIT or (ii) a majority of each series of Preferred Shares affected by such termination consents to such termination, whereupon the Preferred Share Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional Preferred Shares as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by the Preferred Share Depositary with respect to such Depositary Receipts. The Company has agreed that if the Deposit Agreement is terminated to assist in maintaining the Company's status as a REIT, then, if the Depositary Shares are listed on a national securities exchange, the Company will use its best efforts to list the Preferred Shares issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Shares in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Shares or (iii) each share of the related Preferred Shares shall have been converted into shares of beneficial interest of the Company not so represented by Depositary Shares.

CHARGES OF PREFERRED SHARE DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Share Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay certain other transfer and other taxes and governmental charges as well as the fees and expenses of the Preferred Share Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Preferred Share Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Share Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Share Depositary. A successor Preferred Share Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The Preferred Share Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Share Depositary with respect to the related Preferred Shares.

     Neither the Preferred Share Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Share Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Shares represented by the Depositary Shares), gross negligence or willful misconduct, and the Company and the Preferred Share Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Shares represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Share Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Shares represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event the Preferred Share Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Share Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS

     The following table sets forth the Company's ratios of earnings to combined fixed charges and preferred share distributions for the periods shown.

                        For the Years Ended December 31,
     1997         1996          1995         1994         1993
     ----         ----          ----         ----         ----
     1.64         1.59          1.54         2.18         1.25

     Ratio of earnings to combined fixed charges and preferred share distributions represents the ratio of income before gain on disposition of properties, extraordinary items and allocation to minority interests plus fixed charges (principally interest expense incurred) to fixed charges and preferred share distributions.

     The reorganization and recapitalization of the Company effected in connection with the EQR IPO in 1993 permitted the Company to significantly deleverage the Properties resulting in an improved ratio of earnings to combined fixed charges and preferred share distributions for periods subsequent to the EQR IPO.

                         FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following discussion summarizes all the federal income tax considerations anticipated to be material to a holder of Common Shares. The applicable Prospectus Supplement will contain information about additional federal income tax considerations, if any, relating to Securities other than Common Shares. The following discussion, which is not exhaustive of all possible tax considerations, does not give a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws.

     EACH PROSPECTIVE PURCHASER OF SECURITIES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER, IN LIGHT OF HIS OR HER SPECIFIC OR UNIQUE CIRCUMSTANCES, OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company elected REIT status commencing with its taxable year ended December 31, 1992. In any taxable year in which the Company qualifies as a REIT, it generally will not be subject to federal income tax on that portion of its REIT taxable income or capital gain which it distributes to shareholders. This treatment substantially eliminates the "double taxation" (at both the corporate and shareholder levels) that generally results from the use of corporate investment vehicles. However, the Company will be subject to federal income tax at regular corporate rates upon any of its REIT taxable income or net capital gain which is not distributed to its shareholders. The Company also may be subject to the corporate "alternative minimum tax" on its items of preference. In addition, the Company will be subject to a 4% excise tax if it does not satisfy certain distribution requirements. The Company may also be subject to taxes in certain situations and on certain transactions not presently contemplated.

     If the Company fails to qualify for taxation as a REIT in any taxable year, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. As a result, the Company's failure to qualify as a REIT would significantly reduce the cash available for distribution by the Company to its shareholders. Unless entitled to relief under the specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

     The Company's qualification and taxation as a REIT depend upon the Company's ability to satisfy on a continuing basis, through actual annual operating and other results, various requirements under the Code, with regard to, among other things, the sources of the Company's gross income, the composition of its assets, the level of its dividends to shareholders, and the diversity of its share ownership. The purpose of these requirements is to allow the tax benefit of REIT status only to companies that primarily own, and primarily derive income from, real estate-related assets and certain other assets which are passive in nature, and that distribute 95% of taxable income (computed without regard to the Company's net capital gain) to shareholders.
The Company believes that it has qualified as a REIT for all of its taxable years commencing with its taxable year ended December 31, 1992, and that its current structure and method of operation is such that it will continue to qualify as a REIT.

     Hogan & Hartson L.L.P., special tax counsel to the Company, has provided an opinion to the effect that the Company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable year ended December 31, 1997, and the Company's current organization and method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions and factual representations made by the Company and the Operating Partnership (which for the purposes of the Section include both ERP Operating Limited Partnership and Evans Withycombe Residential, L.P.) relating to the organization, prior and expected operation of the Company (including its predecessors EQR and Wellsford), the Operating Partnership, and all of the various partnerships, limited liability companies and corporate entities in which the Company presently has an ownership interest, or in which the Company (including its predecessors EQR and Wellsford) had an ownership interest in the past. Hogan & Hartson L.L.P. will not review the Company's compliance with these requirements on a continuing basis. No assurance can be given that the actual results of the operations of the Company, the Operating Partnership, and the subsidiary entities, the sources of their gross income, the composition of their assets, the level of the Company's dividends to shareholders and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     GENERAL. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders, with respect to their Common Shares out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for shareholders that are corporations. For purposes of determining whether distributions on the Common Shares are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Preferred Shares of the Company and second to the Common Shares. There can be no assurance, however, that the Company will have sufficient earnings and profits to cover distributions on the Preferred Shares.

     Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to taxable domestic shareholders, who are individuals, estates or trusts, as gain from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a domestic shareholder has held his Common Shares.

     On November 10, 1997, the Service issued IRS Notice 97-64, which provides generally that the Company may classify portions of its designated capital gains dividend as (i) a 20% rate gain distribution (which would be taxable to taxable domestic shareholders who are individuals, estates or trusts at a maximum rate of 20%), (ii) an unrecaptured Section 1250 gain distribution (which would be taxable to taxable domestic shareholders who are individuals, estates or trusts at a maximum rate of 25%), or (iii) a 28% rate gain distribution (which would be taxable to taxable domestic shareholders who are individuals, estates or trusts at a maximum rate of 28%). (If no designation is made, the entire designated capital gain dividend will be treated as a 28% rate gain distribution.)
Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Notice 97-64 further provides that designations made by the REIT only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

     Distributions that are properly designated by the Company as capital gain dividends will be taxable to taxable corporate domestic shareholders as long-term capital gain (to the extent that capital gains dividends do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which such corporate domestic shareholder has held his Common Shares. Such corporate domestic shareholders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares of beneficial interest (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of Common Shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of the Common Shares for the year and the denominator of which shall be the Total Dividends. To the extent that the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder, reducing the tax basis of a shareholder's Common Shares by the amount of such distribution (but not below zero), with distributions in excess of the shareholder's tax basis taxable as capital gains (if the Common Shares are held as a capital asset). In addition, any dividend declared by the Company in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     In general, upon any sale or other disposition of Common Shares, a shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and
(ii) the holder's adjusted basis in such Common Shares for tax purposes.
Such gain or loss will be capital gain or loss if the Common Shares have been held as a capital asset. In the case of a shareholder that is a corporation, such capital gain or loss will be long-term capital gain or loss if such Common Shares have been held for more than one year. Generally, in the case of a taxable domestic shareholder who is an individual or an estate or trust, such capital gain or loss will be taxed (i) at a maximum rate of 20% if such Common Shares have been held for more than 18 months; (ii) at a maximum rate of 28% if such Common Shares have been held for more than one year but not more than 18 months; and (iii) for dispositions occurring after December 31, 2000, at a maximum rate of 18% if the Common Shares have been held for more than five years. The Taxpayer Relief Act of 1997 (the "1997 Act") allows the Service to issue regulations relating to the manner in which the 1997 Act's new capital gain rates will apply to sales of capital assets by "pass-through entities," which include REITs such as the Company, and to sales of interests in "pass-through entities." To date, the Service has not issued such regulations (see discussion of Notice 97-64 above), but if issued, such regulations could affect the taxation of gain and loss realized on the disposition of Common Shares. Shareholders are urged to consult with their own tax advisors with respect to the new rules contained in the 1997 Act.

     In general, any loss recognized by a shareholder upon the sale or other disposition of Common Shares that have been held for six months or less (after applying certain holding period rules) will be treated as long-term capital loss, to the extent of distributions received by such shareholder from the Company which were required to be treated as long-term capital gains. For shareholders who are individuals, trusts and estates, the long-term capital loss will be apportioned among the applicable long-term capital gain groups to the extent that distributions received by such shareholder were previously so treated.

     The Company may elect to require holders of Common Shares to include the Company's undistributed net capital gains in their income. If the Company makes such an election, holders of Common Shares will (i) include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) be deemed to have paid their proportionate share of the tax paid by the Company on such undistributed capital gains and thereby receive a credit or refund for such amount. A holder of Common Shares will increase the basis in its Common Shares by the difference between the amount of capital gain included in its income and the amount of the tax it is deemed to have paid. The earnings and profits of the Company will be adjusted appropriately.

     ADDITIONAL TAX CONSEQUENCES FOR HOLDERS OF PREFERRED SHARES AND DEPOSITARY SHARES. If the Company offers one or more series of Preferred Shares or Depositary Shares, then there may be additional tax consequences for the holders of such Preferred Shares or Depositary Shares. For a discussion of any such additional consequences, see the applicable Prospectus Supplement.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Most tax-exempt employees' pension trusts are not subject to federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Section 512(a) of the Code ("UBTI"). Distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its Common Shares with "acquisition indebtedness" within the meaning of the Code and the Common Shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the distribution that they receive from such a REIT as UBTI. The Company has not been and does not expect to be treated as a pension-held REIT for purposes of this rule.

TAXATION OF FOREIGN SHAREHOLDERS

     The following is a discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of Common Shares applicable to Non-U.S. Holders of such Common Shares. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, or (iii) an estate or trust whose income is includable in gross income for U.S. federal income tax purposes regardless of its source. The discussion is based on current law and is for general information only.

     DISTRIBUTIONS FROM THE COMPANY. 1. ORDINARY DIVIDENDS. The portion of dividends received by Non-U.S. Holders payable out of the Company's earnings and profits which are not attributable to capital gains of the Company or of the Operating Partnership and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by an applicable treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of Common Shares. In cases where the dividend income from a Non-U.S. Holder's investment in Common Shares is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

     2. NON-DIVIDEND DISTRIBUTIONS. Distributions in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Holder to the extent that they do not exceed the adjusted basis of the shareholder's Common Shares, but rather will reduce the adjusted basis of such Common Shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Holder's Common Shares, they will give rise to gain from the sale or exchange of its Common Shares, the tax treatment of which is described below. As a result of a legislative change made by the Small Business Job Protection Act of 1996, it appears that the Company will be required to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution (or a lower applicable treaty rate), to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% (or a lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, the Non-U.S. Holder may seek a refund of such amounts from the Service if it was subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company, and the amount withheld exceeded the Non-U.S. Holder's United States tax liability, if any, with respect to the distribution.

     3. CAPITAL GAIN DIVIDENDS. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), a distribution made by the Company to a Non-U.S. Holder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") such as the Properties beneficially owned by the Company ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder that is not entitled to treaty exemption. That amount is creditable against the Non-U.S. Holder's U.S. federal income tax liability.

     Although the law is not entirely clear on the matter, it appears that amounts designated by the Company pursuant to the 1997 Act as undistributed capital gains in respect of shares would be treated with respect to Non-U.S. Holders in the manner outlined in the preceding paragraph for actual distributions by the Company of capital gain dividends. Under that approach, the Non-U.S. Holders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by the Company on such undistributed capital gains (and to receive from the Service a refund to the extent their proportionate share of such tax paid by the Company were to exceed their actual United States federal income tax liability).

     DISPOSITIONS OF COMMON SHARES. Unless Common Shares constitute a USRPI, a sale of Common Shares by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The Common Shares will not constitute a USRPI if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its Common Shares is held directly or indirectly by Non-U.S. Holders. The Company believes that it has been and anticipates that it will continue to be a domestically controlled REIT, and therefore that the sale of Common Shares will not be subject to taxation under FIRPTA. Because the Common Shares will be publicly traded, however, no assurance can be given the Company will continue to be a domestically controlled REIT. If the Company does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of shares of beneficial interest of the Company generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) such shares are "regularly traded" (as defined by applicable Treasury regulations) on an established securities market and (ii) the selling Non-U.S. Holder does not hold more than 5% of the value of the series and class of the Company's outstanding shares being sold, at all times during a specified testing period.

     If gain on the sale of Common Shares were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of Common Shares could be required to withhold 10% of the purchase price and remit such amount to the Service. Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (i) if the Non-U.S. Holder's investment in Common Shares is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (ii) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

OTHER TAX CONSIDERATIONS

     RECENT LEGISLATION. In addition to the provisions discussed above, the 1997 Act contains a number of technical provisions that either (i) reduce the risk that the Company will inadvertently cease to qualify as a REIT or
(ii) provide additional flexibility with which the Company can meet the REIT qualification requirements. These provisions are effective for the Company's taxable years commencing on or after January 1, 1998.

     THE MANAGEMENT CORPS. A portion of the cash to be used by the Operating Partnership to fund distributions to its partners, including the Company, is expected to come from Equity Residential Properties Management Corp., Equity Residential Properties Management Corp. II, Equity Residential Properties Management Corp. III, Wellsford Holly Management, Inc. and Evans Withycombe Management, Inc. (collectively, the "Management Corps.") through payments of dividends on the non-voting stock of the Management Corps. held by the Operating Partnership. The Management Corps., among other things, own interests in Equity Residential Properties Management Limited Partnership and Equity Residential Properties Management Limited Partnership II, through which the Management Corps. conduct their operations. The Management Corps. pay federal and state income tax at the full applicable corporate rates. The Management Corps. will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent that the Management Corps. are required to pay federal, state or local taxes, the cash available for distribution by the Company to shareholders will be reduced accordingly.

     STATE AND LOCAL TAXES. The Company and its shareholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the shares of beneficial interest of the Company.

                                 PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     The Company may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices for cash or assets in transactions that do not constitute a business combination within the meaning of Rule 145 promulgated under the Securities Act. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and
(ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

     Certain of the underwriters and their affiliates may engage in transactions with and perform services for the Company and its Subsidiaries in the ordinary course of business.

                                EXPERTS

     The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 for the years ended December 31, 1997 and 1996; the consolidated financial statements of EWR and its subsidiaries appearing in the Current Report of the Company on Form 8-K, dated September 10, 1997; the consolidated financial statements of Wellsford and its subsidiaries incorporated by reference in the Company's Joint Proxy Statement/Prospectus dated April 25, 1997; and the Statements of Revenue and Certain Expenses of certain properties acquired or expected to be acquired, appearing in the Current Reports of the Company on Forms 8-K or 8-K/A dated May 20, 1997, August 15, 1997, September 17, 1997 and October 9, 1997; have all been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the Company and its subsidiaries appearing in the Company's Annual Report (on Form 10-K for the year ended December 31, 1997), for the year ended December 31, 1995 incorporated herein by reference have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in this Registration Statement in reliance upon the authority of said firm as experts in accounting and auditing.

                                    LEGAL MATTERS

     The legality of the Securities offered hereby will be passed upon for the Company by Rosenberg & Liebentritt, P.C., Chicago, Illinois. Rosenberg & Liebentritt, P.C. will rely on Hogan & Hartson L.L.P., Washington, D.C., as to certain matters of Maryland law. Certain federal income tax matters described under "Federal Income Tax Considerations" will be passed on for the Company by Hogan & Hartson L.L.P. With respect to any underwritten offering of Securities, certain legal matters will be passed upon for the underwriters by Hogan & Hartson L.L.P. Hogan & Hartson L.L.P. from time to time provides services to the Company and other entities controlled by Mr. Zell.

     Sheli Z. Rosenberg, a trustee of the Company, was a principal in the law firm of Rosenberg & Liebentritt, P.C. until September 1997. The Company incurred legal fees to Rosenberg & Liebentritt, P.C. of approximately $1.3 million in 1997. Attorneys of Rosenberg & Liebentritt, P.C. beneficially own less than 1% of the outstanding Common Shares, either directly or upon the exercise of options.

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NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OF SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.



                                 TABLE OF CONTENTS


                                                                  PAGE
                                                                  ----
                          PROSPECTUS SUPPLEMENT
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . S-2
Recent Developments. . . . . . . . . . . . . . . . . . . . . . . . S-4
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . S-5
Price Range of Common Shares and
  Distributions. . . . . . . . . . . . . . . . . . . . . . . . . . S-6
Business and Properties. . . . . . . . . . . . . . . . . . . . . . S-7
Additional Federal Income Tax Consideration. . . . . . . . . . . . S-9
Underwriting . . . . . . . . . . . . . . . . . . . . . . . . . . .S-10
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . .S-10

                              PROSPECTUS
Special Note Regarding Forward-Looking
  Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Available Information. . . . . . . . . . . . . . . . . . . . . . . . 2
Incorporation of Certain Documents
  by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . 5
Description of Shares of Beneficial Interest . . . . . . . . . . . . 5
Description of Depositary Shares . . . . . . . . . . . . . . . . . .13
Ratios of Earnings to Combined Fixed Charges
  and Preferred Share Distributions. . . . . . . . . . . . . . . . .17
Federal Income Tax Considerations. . . . . . . . . . . . . . . . . .17
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . .22
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . .23

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                                   495,663 SHARES



                        EQUITY RESIDENTIAL PROPERTIES TRUST


                                   COMMON SHARES
                                        OF
                                BENEFICIAL INTEREST






                             --------------------------

                               PROSPECTUS SUPPLEMENT

                             --------------------------





                              EVEREN SECURITIES, INC.







                                  MARCH 25, 1998